SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          _____________________________

                                 Amendment No. 1
                                   Schedule TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                          _____________________________

                                AutoNation, Inc.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                          _____________________________

                     Common Stock, par value $0.01 per share
                         (Titles of Class of Securities)

                          _____________________________

                                    05329W102
                      (CUSIP Number of Class of Securities)
                          _____________________________

                              JONATHAN P. FERRANDO
             EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                AUTONATION, INC.
                                AUTONATION TOWER
                                   29th FLOOR
                                110 SE 6th STREET
                            FORT LAUDERDALE, FL 33308
                                 (954) 769-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                 Communications on Behalf of the Filing Persons)
                          _____________________________

                                    Copy to:
                                 GARY P. CULLEN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               333 W. WACKER DRIVE
                                CHICAGO, IL 60606

                            CALCULATION OF FILING FEE
================================================================================
         Transaction Valuation(1)          |         Amount of Filing Fee(2)
-------------------------------------------|------------------------------------
              $1,150,000,000               |                 $123,050
================================================================================
(1) Estimated solely for purposes of calculating the filing fee only, based on the purchase of 50,000,000 shares of common stock at the offer price of $23.00 per share.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $123,050            Filing Party: AutoNation, Inc.
     Form or Registration No.: Schedule TO       Date Filed: March 10, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

            This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on March 10, 2006 by AutoNation, Inc., a Delaware corporation ("AutoNation" or the "Company"), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with AutoNation's offer to purchase for cash up to 50,000,000 shares of its common stock, par value $0.01 per share, or such lesser number of shares of Common Stock as are properly tendered and not properly withdrawn (the "Shares"), at a price of $23.00 per Share, net to the seller in cash, without interest. AutoNation's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2006 ("Offer to Purchase"), and in the related Letter of Transmittal ("Letter of Transmittal") which, as amended or supplemented from time to time, together constitute the Offer.

            All information in the Offer to Purchase and in the related Letter of Transmittal is hereby expressly incorporated in this Amendment No. 1 to Schedule TO by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4.  TERMS OF THE TRANSACTION

The information set forth in Item 4(a) is hereby amended and supplemented by the following:

1. The second paragraph on page 14 of the Offer to Purchase under Section 5 ("Purchase of Shares and Payment of Purchase Price") is amended and restated in its entirety as follows: "In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Time. However, we expect that we will not be able to announce the final results of any proration or commence payment for any shares purchased pursuant to the Offer until at least five business days after the Expiration Time. Certificates for all shares tendered and not purchased, including shares not purchased due to proration or conditional tender, will be returned or, in the case of shares tendered by the book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares, to the tendering stockholder at our expense promptly after the Expiration Time or termination of the Offer."

2.       The second bullet point on page 16 (the fourth bullet point of Section
         7) of the Offer to Purchase under Section 7 ("Conditions of the Tender Offer") is amended and restated in its entirety as follows: "There is pending or has been instituted or we have received written notice of any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:"

3.       The eleventh bullet point on page 16 (the fifth bullet point of Section
         7) of the Offer to Purchase under Section 7 ("Conditions of the Tender Offer") is amended and restated in its entirety as follows: "any decrease of more than 10% in the market price for the shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor's 500 Composite Index measured from the close of trading on March 7, 2006, any increase in the federal funds interest rate to greater than 5.5 percent, or any change in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on our and our subsidiaries' business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or on the trading in the shares, or the proposed financing for the Offer, or on the benefits of the Offer to us as described in Section 2; or"

4.       The fifth bullet point on page 17 (the eighth bullet point of Section
         7) of the Offer to Purchase under Section 7 ("Conditions of the Tender Offer") is amended and restated in its entirety as follows: "Any change (or condition, event or development involving a prospective change) has occurred in our or our subsidiaries' business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, has a material adverse effect on us or our subsidiaries, taken as a whole, or on the benefits of the Offer to us as described in Section 2; or"

5. As announced in the Company's press release dated March 27, 2006, the Company received the consent of the holders of in excess of 95% of aggregate principal amount of its outstanding senior notes pursuant to the concurrent debt tender offer and consent solicitation. Thus, the condition to the offer regarding obtaining the requisite consent of the holders of at least a majority of the aggregate principal amount of such notes has been satisfied.

ITEM 10.     FINANCIAL STATEMENTS

Item 10(a) is hereby amended and restated in its entirety as follows: "The information set forth in the Offer to Purchase under Section 10 ("Certain Financial Information") and the information set forth in Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 are incorporated herein by reference."

ITEM 11.     ADDITIONAL INFORMATION

The information set forth in Item 11 is hereby amended and supplemented by the following:

1. The first paragraph on page 24 of the Offer to Purchase under Section 11 ("Certain Information Concerning the Company") is hereby deleted in its entirety.

2. On March 24, 2006 the Company issued a press release announcing its preliminary financial results for the first quarter of fiscal year 2006. The press release is incorporated herein by reference to Exhibit
         99.1 to the Company's Form 8-K filed on March 24, 2006.

3. On March 27, 2006 the Company issued a press release announcing that it had received required consents in connection with its consent solicitation and cash tender offer for its 9% senior notes due 2008. The press release is incorporated herein by reference to Exhibit 99.1 to the Company's Form 8-K filed on March 27, 2006.

ITEM 12.     EXHIBITS

The information set forth in Item 12 is hereby amended and supplemented by adding the following exhibits:

   (a)(1)(J) Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 3, 2006.

   (a)(1)(K) Press release dated March 24, 2006 (incorporated by reference to Exhibit 99.1 to AutoNation's Form 8-K filed on March 24,
                 2006).

   (a)(1)(L) Press release dated March 27, 2006 (incorporated by reference to Exhibit 99.1 to AutoNation's Form 8-K filed on March 27,
                 2006).

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        AUTONATION, INC.


                                        By: /s/ Jonathan P. Ferrando
                                           ------------------------------------
                                           Name:  Jonathan P. Ferrando
                                           Title: Executive Vice President,
                                                  General Counsel and Secretary


Date:  March 28, 2006

                                INDEX TO EXHIBITS

------------------ -------------------------------------------------------------
(a)(1)(A)*         Offer to Purchase dated March 10, 2006.
------------------- ------------------------------------------------------------
(a)(1)(B)*         Letter of Transmittal.
------------------ -------------------------------------------------------------
(a)(1)(C)*         Notice of Guaranteed Delivery.
------------------ -------------------------------------------------------------
(a)(1)(D)*         Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees.
------------------ -------------------------------------------------------------
(a)(1)(E)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
------------------ -------------------------------------------------------------
(a)(1)(F)*         Press Release dated March 10, 2006.
------------------ -------------------------------------------------------------
(a)(1)(G)*         Summary Advertisement.
------------------ -------------------------------------------------------------
(a)(1)(H)*         Letter to Participants in the AutoNation, Inc. 401(k) Plan.
------------------ -------------------------------------------------------------
(a)(1)(I)*         Letter to Stock Option Holders.
------------------ -------------------------------------------------------------
(a)(1)(J) Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 3, 2006.
------------------ -------------------------------------------------------------
(a)(1)(K) Press release dated March 24, 2006 (incorporated by reference reference to Exhibit 99.1 to AutoNation's Form 8-K filed on March 24, 2006).
------------------ -------------------------------------------------------------
(a)(1)(L) Press release dated March 27, 2006 (incorporated by referenceto Exhibit 99.1 to AutoNation's Form 8-K filed on March 27, 2006).
------------------ -------------------------------------------------------------
(b)                Not applicable.
------------------ -------------------------------------------------------------
(d)(1)* Letter Agreement, dated March 6, 2006, regarding agreement by ESL Investments, Inc. and certain affiliated entities to tender all of their shares in the tender offer.
------------------ -------------------------------------------------------------
(d)(2) AutoNation, Inc. 1991 Stock Option Plan, as amended to date (incorporated by reference to Exhibit 10.1 to AutoNation's Quarterly Report on Form 10-Q for the quarter ended June 30,
                   2000).
------------------ -------------------------------------------------------------
(d)(3) AutoNation, Inc. 1995 Amended and Restated Employee Stock Option Plan, as amended to date (incorporated by reference to
                   Exhibit 10.2 to AutoNation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).
------------------ -------------------------------------------------------------
(d)(4) AutoNation Enterprises Incorporated Amended and Restated 1995 Employee Stock Option Plan, as amended to date (incorporated by reference to Exhibit 10.3 to AutoNation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).
------------------ -------------------------------------------------------------
(d)(5) AutoNation, Inc. Amended and Restated 1995 Non-Employee Director Stock Option Plan (incorporated by reference to
                   Exhibit 10.10 to AutoNation's Annual Report on Form 10-K for the year ended December 31, 1998).
------------------ -------------------------------------------------------------
(d)(6) AutoNation, Inc. Amended and Restated 1997 Employee Stock Option Plan, as amended to date (incorporated by reference to
                   Exhibit 10.4 to AutoNation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).
------------------ -------------------------------------------------------------
(d)(7) AutoNation, Inc. Amended and Restated 1998 Employee Stock Option Plan, as amended to date (incorporated by reference to
                   Exhibit 10.5 to AutoNation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).
------------------ -------------------------------------------------------------
(d)(8) AutoNation, Inc. Senior Executive Incentive Bonus Plan (incorporated by reference to Exhibit A to AutoNation's
                   Proxy Statement on Schedule 14A filed with the Commission
                   on April 12, 2002).
------------------ -------------------------------------------------------------
(d)(9) AutoNation, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to AutoNation's Form 8-K filed on November 23, 2005)
------------------ -------------------------------------------------------------
(d)(10) Employment Agreement dated December 30, 2004, between AutoNation, Inc. and Michael J. Jackson, Chairman and Chief Executive Officer (incorporated by reference to Exhibit 10.1 to AutoNation's Form 8-K filed on January 3, 2005).
------------------ -------------------------------------------------------------
(d)(11) Amendment No. 1 dated March 25, 2005 to December 30, 2004 Employment Agreement with Michael J. Jackson (incorporated by reference to Exhibit 10.15 to AutoNation's Form 8-K filed on March 31, 2005).
------------------ -------------------------------------------------------------
(d)(12) Letter Agreement dated March 26, 1999 between AutoNation, Inc. and Michael E. Maroone, President and Chief Operating Officer (incorporated by reference to Exhibit 10.1 to AutoNation's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).
------------------ -------------------------------------------------------------
(d)(13) Employment Agreement dated July 27, 2005, between AutoNation, Inc. and Michael E. Maroone, President and Chief Operating Officer (incorporated by reference to Exhibit 10.1 to AutoNation's Form 8-K filed on July 27, 2005).
------------------ -------------------------------------------------------------
(d)(14) Letter Agreement dated April 18, 2000 between AutoNation, Inc. and Craig T. Monaghan, Chief Financial Officer (incorporated by reference to Exhibit 10.6 to AutoNation's Quarterly Report on Form 10-Q for the quarter ended June 30,
                   2000).
------------------ -------------------------------------------------------------
(d)(15) Form of Stock Option Agreement for stock options granted under the AutoNation, Inc. employee stock option plans (incorporated by reference to Exhibit 10.12 to AutoNation's Annual Report on Form 10-K for the year ended December 31,
                   2004).
------------------ -------------------------------------------------------------
(g)                Not applicable.
------------------ -------------------------------------------------------------
(h)                Not applicable.
------------------ -------------------------------------------------------------

____________
 * Previously filed with the Schedule TO on March 10, 2006.